May 14, 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Manulife Financial Corporation
Form 40-F for the Fiscal Year Ended December 31, 2012
Filed March 15, 2013
File No. 001-14942

Dear Mr. Rosenberg:

We have received your letter dated May 8, 2013.  As discussed by our U.S. counsel, Alan Paley of Debevoise & Plimpton LLP, with Vanessa Robertson this morning, we are reviewing the staff comments and intend to submit a response as soon as practical.  We anticipate that additional time will be needed to finalize our responses as key executives, including out Controller, Chief Risk Officer and Chief Actuary, will have limited availability to review the responses over the next two weeks.  We respectfully request that we be granted until May 31st to submit our responses, a 6 business day extension to the 10 business days already provided.  I would appreciate it if you would confirm to me that this will be acceptable.

Sincerely,

/s/ Angela Shaffer
Vice President & Corporate Secretary

cc:             Stephen Sigurdson
Manulife Financial Corporation

Alan Paley
Debevoise & Plimpton LLP

200 Bloor Street East, NT 10,Toronto, ON M4W 1E5 Tel: (416) 852-3950 Fax: (416) 926-3041 E-mail: angela_shaffer@manulife.com	www.manulife.com
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